Exhibit 99.1

Attention: Financial Editors	Stock Symbol:	(PGF) - TSX
(PGH) - NYSE

PENGROWTH RECEIVES REGULATORY APPROVAL FOR THE 12,500 BARREL PER DAY FIRST COMMERCIAL PHASE OF THE LINDBERGH THERMAL BITUMEN PROJECT

Calgary, July 15, 2013 - Pengrowth Energy Corporation announced today that it has received Environmental Protection and Enhancement Act (EPEA) approval for the 12,500 barrel per day (bbl/d) first commercial phase of its Lindbergh thermal project in east central Alberta. The approval contains no conditions that materially change cost, scope or timing of the project. This decision marks the culmination of approximately 18 months of project review by stakeholders and regulators.

“We are delighted to have received final regulatory approval to proceed with the first commercial phase of Lindbergh, which we expect will be among the best thermal bitumen projects in western Canada,” said Derek Evans, President and CEO of Pengrowth. “Based on the outstanding pilot performance, we expect the commercial project will be a highly economic, low steam oil ratio, low decline project that, once at full capacity, will provide the backbone for a long term, dividend paying model. We believe the resource base at Lindbergh could ultimately support production of 50,000 barrels of bitumen per day for Pengrowth and generate significant long term cash flow in support of our dividend.”

Status of 12,500 bbl/d Lindbergh Phase I

In anticipation of receiving this approval, Pengrowth has ordered all major equipment and over 60% of the minor equipment required. Process design is 90% complete and mechanical design is 40% complete. Vendor packages have been ordered and skid fabrication has commenced. Engineering and procurement work is on track and Pengrowth plans to commence civil construction activities this summer. Mechanical construction of the central processing facility and drilling of 23 additional well pairs to supplement the two well pairs currently producing at the Lindbergh pilot will commence in September 2013. The $590 million project is on time and on budget with first steam expected in the fourth quarter of 2014.

Lindbergh Pilot Project Update

The Lindbergh pilot continues to exceed Pengrowth’s expectations, with May 2013 production reaching record levels following a two week planned maintenance outage in April. Cumulative production from the two well pairs was approximately 640,000 bbls at the end of June.

2013	Monthly Average Production (bbl/d)	Instantaneous steam oil ratio
April	1,200	1.7
May	2,500	1.3
June	2,300	1.4

Production at the two well pair pilot is expected to level out at approximately 2,000 bbl/d with an ISOR of 1.7.

Next Expansion Phase

Subject to Board and regulatory approvals, Pengrowth plans to follow up with two subsequent phases of development at Lindbergh. Production from Phase 2 is expected to commence in early 2017, with a ramp-up to 30,000 bbl/d, to be followed by Phase 3, which is expected to increase total production to approximately 50,000 bbl/d by the end of 2018. Pengrowth plans to submit a formal Environmental Impact Assessment (EIA) application for the next expansion to 30,000 bbl/d in the first quarter of 2014.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Swan Hills light oil, Cardium light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 855-336-8814 Facsimile: (403) 693-8889

Advisory Regarding Reserves, Contingent Resources and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before deduction of royalty.

Caution Regarding Forward Looking Information

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this press release include, but are not limited to, statements with respect to: the cost, scope and timing of the commercial project; the anticipated performance, ISOR and decline rate of, and cash flow from, the commercial project; the ultimate commercial production rate of the project; the status of the development of the first, second and third commercial phases of the project; the anticipated timing of first steam; the timing for submission of the EIA application and potential future project production levels.

Forward-looking statements and information contained in this press release are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh thermal project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form and under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.comwww.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

This press release references pilot production results and steam oil ratios for the Lindbergh pilot project that are not necessarily reflective of long-term production results, production profiles, steam oil ratios or ultimate performance of these wells or the project.